April 22, 2010

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549

Dear Mr. Woody:

We are writing in response to your letter dated March 31, 2010 with respect to the Registrant’s Form 10-K for the fiscal year ended September 30, 2009 (filed December 10, 2009), and Form 10-Q for the quarterly period ended December 31, 2009 (filed February 8, 2010), File No. 001-33177.

Set forth below are the comments (in italics) as set forth in your letter and immediately below each comment is the response of the Company.  Unless otherwise noted, the page numbers in our responses refer to the page numbers in the above-referenced filings.

Form 10-K for the fiscal year ended September 30, 2009

Item 2 Properties, page 15

1.

We note your disclosures regarding your real estate portfolio.  In future Form 10-K filings, on a portfolio basis please also disclose:

•

Average occupancy rates for each of the last five years;

•

The average effective annual rental per square foot or unit for each of the last five years; and

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A schedule of lease expirations for each of the next ten years, including the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

In our future Form 10-K filings, we will disclose information similar to the following on a portfolio basis:

Our average occupancy rates for the years 2009, 2008, 2007, 2006 and 2005 were 97%, 98%, 96%, 94% and 95%, respectively.  The average effective annual rent per square foot for 2009, 2008, 2007, 2006 and 2005 were $5.63, $5.28, $5.47, $4.94 and $4.59, respectively.

The following table presents certain information with respect to the Company’s leases expiring in the next ten years:

Fiscal		total area	annual	percent of
Year of	No. of	expiring	rental	gross annual
Expiration	tenants	(sq ft)	($)	rental

vacant		253,597
2010	8	320,499	1,704,169	5%
2011	6	481,437	3,134,883	9%
2012	11	1,182,907	7,322,978	21%
2013	8	563,379	2,647,676	8%
2014	6	243,268	1,241,152	4%
2015	5	560,861	2,880,961	8%
2016	2	469,527	1,438,199	4%
2017	11	1,165,427	7,594,346	22%
2018	6	549,391	4,409,168	13%
2019	3	302,100	2,139,810	6%
thereafter	2	40,000	27,658	0%

		6,132,393	34,541,000	100%

Item 5 – Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 20

2.

We note that you received net proceeds of approximately $10.5 million from the sale of common stock in October 2009.  Please tell us whether you used any of the proceeds from that offering to make distribution payments to your stockholders.  If so, please confirm that you will provide clarifying disclosure regarding the source of your distribution payments in future filings.

The Company did not use any of the proceeds from the sale of common stock in October 2009 to make distribution payments to our stockholders.  Typically, the Company pays distributions to its stockholders from its net cash provided from operating activities.  The Company generated $19,591,455 in cash from operations and paid $17,505,393 in common and preferred dividends during fiscal 2009.  In addition, if the Company’s cash from operations were to be insufficient to make distribution payments to its stockholders, the Company had unencumbered marketable securities totaling $23,760,915 as of September 30, 2009.  The Company could have sold these securities or borrowed against these securities for additional liquidity.  Accordingly, the Company does not believe any additional disclosure is necessary.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operation

Significant Accounting Policies and Estimates

Real Estate Investments, page 27

3.

Please expand your disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment to your properties.  In your response, please specifically address the properties with 61% and 0% occupancy at September 30, 2009 and your decrease in Rent PSF for leases executed or extended at three properties during the fiscal year ended September 30, 2009.

In response to your comments, we will provide additional disclosure similar to the following in future Form 10-K filings:

The Company conducted a comprehensive review of all real estate asset classes in accordance with ASC 360-10-35-21, which indicates that asset values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable.

The following are examples of such events or changes in circumstances that would indicate to management that there may be an impairment to a property:

▪

A non-renewal of a lease and subsequent move out by the tenant;

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A renewal of a lease at a significantly lower rent than a previous lease;

▪

A significant decrease in the market value of a property;

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A significant adverse change in the extent or manner in which a property is being used or in its physical condition;

▪

A significant adverse change in legal factors or in the business climate that could affect the value of a property, including an adverse action or assessment by a regulator;

▪

An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a property;

▪

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a property; or

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A current expectation that, more likely than not, a property will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

The process entails the analysis of property for instances where the net book value exceeds the estimated fair value.  In accordance with ASC 360-10-35-17, an impairment loss shall be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The Company utilizes the experience and knowledge of its property manager and internal valuation team to derive certain assumptions used to determine an operating property’s cash flow. Such assumptions include re-leasing and renewal probabilities upon future lease expirations, vacancy factors, rental growth rates, and capital expenditures.

As part of our review of our property portfolio, we have evaluated our property in Monaca, PA, which had an occupancy rate of 61% as of September 30, 2009, and noted that the

We have also evaluated the two vacant properties in our portfolio and noted that the sum of the discounted cash flows expected for potential leases of these properties exceeded their historical net cost basis.  Management evaluates on a quarterly basis whether the marketing rent (advertised) or the market rent has decreased or if any additional indicators are present which would indicate a significant decrease in net cash flows.  Management typically will obtain an independent appraisal to assist in evaluating a potential impairment for a property that has been vacant for several years.

We have also evaluated the three properties which had lease renewals at rental rates lower than the previous rental rates and noted that the sum of the new discounted cash flows expected for the renewed leases exceeded these properties’ historical net cost basis.

The Company reviewed its operating properties in light of the requirements of ASC 360-10 and determined that, as of September 30, 2009, the undiscounted cash flows over the holding period for these properties were in excess of their carrying values and, therefore, no impairment charges were required.

Item 11 – Executive Compensation, page 48

Bonuses, page 58

4.

We note the bonus table indicates that the potential total bonus for your president, Mr. Eugene Landy, for 2009 was $100,000.  The summary compensation table, however, indicates that Mr. Landy was not paid a bonus in 2009.  Please tell us why the Committee did not award a bonus to Mr. Landy in 2009, including any quantitative performance data considered in that decision.  Confirm that you will provide similar disclosure in future filings.

The Compensation Committee uses the bonus table as a guide to determine the bonus for the president.   During 2009, the Company did not meet any of the criteria used as a guide for determining the bonus.    For 2009, market capitalization decreased 6%, funds from operation per share decreased 19% and dividends paid per share remained constant at $.60.  Accordingly, the Compensation Committee did not approve a bonus for the president.  We will provide similar disclosure in future Form 10-K filings.

5.

You state that the bonuses awarded to the other senior executives are determined by consideration of various factors including but not limited to the employees’ title, responsibilities, and years of service.  Please provide more detailed disclosure regarding how these factors were taken into consideration in awarding bonuses to your other named executive officers.  Provide this disclosure in future filings and tell us how you plan to comply.

Bonuses awarded to the other senior executives are recommended by the president and are approved by the Compensation Committee.  The president and the Compensation Committee believe that short-term rewards in the form of cash bonuses to senior executives generally should reflect short-term results and should take into consideration both the profitability and performance of the Company and the performance of the individual, which may include comparing such individual’s performance to the preceding year, reviewing the breadth and nature of the senior executives’ responsibilities and valuing special contributions by each such individual.  Various other factors considered include the employee’s title and years of service.  The employee’s title generally reflects the employee’s responsibilities and the employee’s years of service may be considered in determining the level of bonus in comparison to base salary.  The president and the Compensation Committee have declined to use specific performance formulas with respect to the other senior executives, believing that with respect to Company performance, such formulas do not adequately account for many factors, including, among others, the relative performance of the Company compared to its competitors during variations in the economic cycle, and that with respect to individual performance, such formulas are not a substitute for the subjective evaluation by the president and Compensation Committee of a wide range of management and leadership skills of each of the senior executives.

In evaluating performance of the Company annually, the Compensation Committee considers a variety of factors, including, among others, Funds From Operations (FFO), net income, growth in asset size, amount of space under lease and total return to shareholders.  The Company considers FFO to be an important measure of an equity REIT’s operating performance and has adopted the definition suggested by the National Association of Real Estate Investment Trusts (NAREIT), which defines FFO to mean net income computed in accordance with generally accepted accounting principles (GAAP), excluding gains or losses from sales of property, plus real estate related depreciation and amortization.   The Company considers FFO to be a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of its real estate assets diminishes predictably over time and because industry analysts have accepted it as a performance measure.

We will include similar disclosure in future Form 10-K filings.

Stock Options, page 50

6.

You state that the employment agreements provide that certain of your executives are eligible for grants of stock options.  In addition, disclosure in pages 53 and 54 indicates that options are awarded under your 2007 Stock Option Plan.  Please provide more detailed disclosure regarding how the Committee grants stock options to your named executive officers.  Provide this disclosure in future filings and tell us how you plan to comply.

The employment agreement for the president states that the president will receive stock options to purchase 65,000 shares annually.  The employment agreement for Ms. Morgenstern, our executive vice president, states that the president must request annually that the Company’s Compensation Committee grant Ms. Morgenstern an option to purchase 50,000 shares of the Company’s Common Stock, although the employment agreement does not require that the Compensation Committee grant any options.  For the other senior executives, the president makes a recommendation to the Compensation Committee of specific stock option grants.  In making its decisions, the Compensation Committee does not use an established formula or focus on a specific performance target.  The Compensation Committee recognizes that often outside forces beyond the control of management, such as economic conditions, changing leasing and real estate markets and other factors, may contribute to less favorable near term results even when sound strategic decisions have been made by the senior executives to position the Company for longer term profitability. Thus, the Compensation Committee also attempts to identify whether the senior executives are exercising the kind of judgment and making the types of decisions that will lead to future growth and enhanced asset value, even if the same are difficult to measure on a current basis. For example, in determining appropriate stock option awards, the Compensation Committee considers, among other matters, whether the senior executives have executed strategies that will provide adequate funding or appropriate borrowing capacity for future growth, whether acquisition and leasing strategies have been developed to ensure a future stream of reliable and increasing revenues for the Company, whether the selection of properties, tenants and tenant mix evidence appropriate risk management, including risks associated with real estate markets and tenant credit, and whether the administration of staff size and compensation appropriately balances the current and projected operating requirements of the Company with the need to effectively control overhead costs.

We will include similar disclosure in future Form 10-K filings.

Notes to the Consolidated Financial Statements

Note 4 – Acquisitions and Dispositions

Fiscal 2008

Dispositions, page 92

7.

We note that you have represented that the terms of the sale were comparable to what the Company could have agreed to with an unrelated party.  Additionally, we note similar disclosures elsewhere in your filing.  Please tell us how you have complied with paragraph 3 of SFAS 57, Related Party Disclosures (ASC 850-10-50-5).

The Company sold the Ramsey, New Jersey property to a purchasing group comprised of HSM Acquisition Partners, Inc. and other parties.  In the aggregate, a related party held a one-third interest in the purchasing group.  The purchase price was determined using an independent appraisal which estimated the property value for purposes of formulating the selling price by utilizing the sales comparison, cost and income capitalization approaches.  In addition, the Company did an internal cash flow analysis using the prevailing cap rate at the time to determine the fair value of the property.  Our management would use these same methods and analysis in determining a selling price for a property to an unrelated party.  The terms of the sale were comparable to those of sales of comparable property made in the past to unrelated parties.  In addition, our management noted that the majority of the purchasing group was an unrelated party (67%), and after the sale, the related party would hold only a 33% interest in the property.  The consent of the majority interests in the purchasing group held by the unrelated parties would have been sufficient to consummate the purchase of the property without taking into account the consent of the minority interests in the purchasing group held by the related party.

Paragraph 3 of SFAS 57, Related Party Disclosures (ASC 850-10-50-5) notes that transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, freemarket dealings may not exist.  Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.  Management believes that, the use of an independent appraisal, the results of the internal valuation analysis and the majority of the purchaser being unrelated, substantiate the disclosure and satisfy the requirements of paragraph 3 of SFAS 57.

Signatures

8.

Please amend your Form 10-K to include a signature for the officer who is signing the Form 10-K for Monmouth Real Estate Investment Corporation.  Please also include the signature of your controller, Ms. Maureen E. Vecere.  Please see General Instruction D to Form 10-K.

The signature of Anna T. Chew, our Chief Financial Officer and Chief Accounting Officer, signing the Form 10-K on behalf of Monmouth Real Estate Investment Corporation, are on file with the Company.  This signature was excluded from the Form 10-K Edgar filing as a result of a technical error.  In addition, Anna T. Chew is both the Chief Financial Officer and Chief Accounting Officer of the Company.  However, inadvertently, the Chief Accounting Officer title was not set forth under Ms. Chew’s signature in our Form 10-K Edgar filing.  The Company is providing herewith a hard copy of the signature page to the Form 10 K which correctly reflects the proper signatures required in the Form 10-K pursuant to General Instruction D to Form 10-K.   In future Form 10-K filings, management will ensure that the proper signatures and titles appear in the Form 10-K Edgar filings.

Exhibits 31.1 and 31.2

9.

We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we note you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d).  Please revise your certifications in future filings to comply with the Exchange Act Rules.

We will revise our certifications in future filings to ensure that the language complies with the exact language required in the Exchange Act Rules.

Form 10-Q for the quarterly period ended December 31, 2009

Financial Statements

Consolidated Statements of Cash Flows, page 7

10.

Please tell us how you have complied with paragraph 28 of ASC 230-10-45, or tell us how you determined it was appropriate to begin your reconciliation with the line item ‘Net Income (Loss) Attributable to MREIC Shareholders.’

ASC 230-10-45-28  states that entities who choose not to provide information about the major classes of operating cash receipts and payments by the direct method of cash flow shall provide a reconciliation from net income to cash flows from operating activities.  We began our reconciliation with the line item ‘Net Income (Loss) Attributable to MREIC Shareholders’ because that is the net income attributable to the registrant’s shareholders.  The amount presented as Noncontrolling Interest was immaterial in the first quarter ended December 31, 2009 in our Form 10-Q; however, we will revise the presentation in the Cash Flow Statement in future 10-Q filings and reflect only Net Income (Loss) which includes the Noncontrolling Interest.

In connection with this response letter, the Company acknowledges the following:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses, please call Anna Chew at 732-577-4033 or Maureen Vecere at 732-577-4034.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Chief Financial and Accounting Officer